SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 26, 2005, announcing "ECtel Receives Orders Valued at Several Million Dollars for Three Projects at Serbia Telecom".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  January 27, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued January 26, 2005

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EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel Receives Orders Valued at Several Million Dollars for Three Projects at Serbia Telecom

Petah Tikva, Israel - January 26, 2004 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has received three orders for its real-time Fraud Detection and Prevention product suit - FraudView(TM) which will be provided to Telecom Serbia, the Serbian incumbent operator.The orders were received by ECtel from SAGA - a leading Serbian System Integrator.  SAGA will help ECtel in delivering the orders and in the after-sale local support. The total value of the three orders amounts to several million dollars.

The orders will cover real-time fraud prevention for Telecom Serbia's IP, Cellular and fixed networks. The orders include licensing of FraudView(TM) family of products, ECtel's real-time probes, and expert implementation services.

Eitan Naor, President and CEO of ECtel commented: "These orders from Telecom Serbia represent a significant and important penetration of our Company into a strategic country in central Europe. Our turnaround strategy, which includes cooperation with integrators in an effort to broaden our penetration in various markets, is bearing fruit as evident from these three new orders.

"I am proud that our leading FraudView(TM) products will help protect all of Telecom Serbia's networks and services, including its IP, Wireline and Cellular networks, Mr. Naor continued.  " Our ability, to provide comprehensive fraud detection solutions to all types of networks by a unified real-time platform is unique in the marketplace and will allow Telecom Serbia to protect a variety of networks, services and significant traffic volumes. This is a major competitive advantage that we hold. Looking forward, I hope to leverage our abilities and these new orders into further expanding our offering throughout this strategic region."

Igor Pavlica, SAGA's Executive Director, commented: "We are very pleased to cooperate with ECtel on these significant new projects. We find ECtel's fraud prevention solutions to be market leading and we highly recommend them to our clients. Our cooperation with ECtel is extremely beneficial to our customers as jointly we can provide solutions that address all aspects of the clients' needs through the provision of software, probes, implementation services and support. I hope to extend our cooperation in the near future to additional customers in the region."

Telecom Serbia's Spokesperson commented:" We aim at providing our subscribers with the most advanced services and technologies while optimizing our operational costs. ECtel was chosen as a partner because of its vast knowledge and experience in fraud detection and prevention and because its products have been proven to offer the industry's highest real-time fraud detection rate and fastest ROI. We are excited about this collaboration and we look forward to a long and fruitful cooperation."

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: + 972-3-9266102	Tel: +972-3-9266113
Fax: + 972-3-9266103	Fax: +972-3-9266103
Email: Avig@ectel.com	Email: Danith@ectel.com

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